Exhibit 1.02

ECHOSTAR CORPORATION

Conflict Minerals Report

For the reporting period from January 1, 2013 to December 31, 2013

This Conflict Minerals Report (the “Report”) of EchoStar Corporation (the “Company,” “we,” “our,” and/or “us”) has been prepared pursuant to Rule 13p-1 (the “Rule”) promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period January 1, 2013 to December 31, 2013.

The Rule was adopted by the Securities and Exchange Commission (“SEC”) to implement reporting and disclosure requirements related to certain specified minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010.  The specified minerals are gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, which are limited to tantalum, tin and tungsten (collectively, the “Conflict Minerals”).

COMPANY OVERVIEW AND DESCRIPTION OF PRODUCTS COVERED BY THIS REPORT

We are a global provider of satellite operations, video delivery solutions, digital set-top boxes, and broadband satellite technologies and services for home and office, delivering innovative network technologies, managed services, and solutions for enterprises and governments.  This Report relates to products: (i) for which Conflict Minerals are necessary to the functionality or production of such products; (ii) that were manufactured or contracted to be manufactured, by the Company; and (iii) for which the manufacture was completed during calendar year 2013.

These products, which are collectively referred to in this Report as “Covered Products,” include:

Digital Set-Top Boxes — The Company’s digital set-top boxes include high definition and standard definition digital set-top boxes, used by consumers for the viewing of television content delivered via satellite, cable or over the air.  Certain models of the Company’s digital set-top boxes also contain certain internal hard drives to enable digital video recorder features as well as software enabled advanced capabilities and functionalities.  In addition to digital set-top boxes, the Company also designs and develops related products, including satellite dishes and remote controls.

Slingbox — The Company’s Slingbox, which is sold directly to consumers, enables “placeshifting” technology, which allows a customer, at his or her option, to watch and control their digital television content anywhere in the world via a broadband internet connection.

Broadband Satellite Systems — The Company’s broadband and satellite products include broadband systems and terminals.  Our advanced broadband satellite systems support the delivery of a wide range of bandwidth-intensive services as well as privately-branded service offerings, including high-speed internet/intranet access, video conferencing, distance learning, telemedicine, newsgathering, fleet operations and broadband on planes, trains and maritime.  In addition, we design and manufacture mobile satellite systems, handheld devices and IP data terminals for mobile satellite operators.

With respect to our digital set-top boxes, although the Company designs, engineers and distributes digital set-top boxes and related products, it is not directly engaged in the manufacturing process.  Rather, the Company outsources the manufacturing of its digital set-top boxes and related products to third parties who manufacture its products according to specifications supplied by the Company.  With respect to our broadband and satellite products, certain products are assembled at the Company’s facilities in Maryland; however, the Company also outsources a significant portion of the manufacturing of its products to third parties.  We also work with third-party vendors for the development and manufacture of components that are integrated into our products.  We develop dual sourcing capabilities for critical parts when practical and we evaluate outsourced subcontract vendors on a periodic basis.

REASONABLE COUNTRY OF ORIGIN INQUIRY

Pursuant to the Rule, the Company conducted a good faith reasonable country of origin inquiry (“RCOI”) regarding the Conflict Minerals.  This good faith RCOI was reasonably designed to determine whether any of the Conflict Minerals originated in the Democratic Republic of the Congo (“DRC”) or an adjoining country (each, a “Covered Country” and collectively, the “Covered Countries”) or whether any of the Conflict Minerals may be from recycled or scrap sources. Following this inquiry, the Company had reason to believe that the Conflict Minerals necessary to the functionality or production of the Covered Products may have originated in the Covered Countries and that such Conflict Minerals may not be from recycled or scrap sources.  Therefore, the Company performed due diligence on the source and chain of custody of the Conflict Minerals. There is significant overlap between the Company’s RCOI efforts and its due diligence measures performed.  The due diligence measures performed by the Company are discussed below.

DUE DILIGENCE PROCESS

The Company’s supply chain with respect to the Covered Products is complex, and there are many third parties in the supply chain between the ultimate manufacture of the Covered Products and the original sources of the Conflict Minerals.  The Company does not purchase Conflict Minerals directly from mines, smelters or refiners.  The Company must therefore rely on its suppliers to provide information regarding the origin of the Conflict Minerals that are included in the Covered Products.  Moreover, the Company believes that the smelters and refiners of the Conflict Minerals are best situated to identify the sources of Conflict Minerals, and therefore has taken steps to identify the applicable smelters and refiners of Conflict Minerals in the Company’s supply chain.

Design of Due Diligence Measures

The Company’s due diligence measures have been designed to be consistent with the framework in the Organisation for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chain of Minerals from Conflict-Affected and High Risk Areas: Second Edition, including the related supplements on gold, tin, tantalum and tungsten (the “OECD Guidance”).  In addition, the Company conducted an initial survey of its suppliers using the supplier engagement approach outlined in the OECD Guidance which included distributing letters to the Company’s direct suppliers in the first quarter of 2013 that described the Rule and provided an example of the Electronic Industry Citizenship Coalition (“EICC”) Conflict Minerals Reporting Template (the “Conflict Mineral Reporting Template”) that the Company planned to use as part of its due diligence procedures to ensure each supplier understood the requirements of the Conflict Minerals Reporting Template and to identify any preliminary concerns.

Due Diligence Measures Performed

The Company’s due diligence measures for the reporting period January 1, 2013 to December 31, 2013 were comprised of activities consistent with the OECD Guidance.  The OECD Guidance consists of a five step due diligence framework which includes: (i) establishment of strong company management systems; (ii) identification and assessment of risks in the supply chain; (iii) design and implementation of strategies to respond to identified risks; (iv) carry out independent third-party audit of smelter/refiner due diligence practices; and (v) report annually on supply chain due diligence.

Establishment of Strong Company Management Systems

In the third quarter of 2012, the Company created an internal team composed of senior members of the Company’s supply chain and procurement operations and the legal department to evaluate the Company’s supply chain processes and sourcing procedures and to design and support the Company’s due diligence efforts.  The team met regularly to develop a due diligence process that: (i) was consistent with the OECD Guidance, (ii) conformed to the requirements of the Rule, and (iii) was appropriate given the structure and operations of the Company’s supply chain departments.  Once the due diligence process was developed, each supplier was assigned to a specific employee within the supply chain department that reported to a senior supply chain manager.  A system of communication was established among the members of the team and a senior supply chain manager disseminated all necessary information and documentation to each employee in the supply chain department responsible for interfacing directly with suppliers.

In addition, the Company adopted a policy relating to the Conflict Minerals (the “Policy”), incorporating the standards set forth in the EICC Code of Conduct.  The Policy states:

“Suppliers shall have a policy to reasonably assure that the tantalum, tin, tungsten and gold in the products they manufacture does not directly or indirectly finance or benefit armed groups that are perpetrators of serious human rights abuses in the Democratic Republic of the Congo or an adjoining country. Suppliers shall exercise due diligence on the source and chain of custody of these minerals and make their due diligence measures available to customer upon customer request.  Suppliers must be prepared to assist customer in meeting the conflict minerals reporting requirements of the Dodd-Frank Act, as well as other national or international mineral reporting regimes that may arise in the future.”

The Policy is incorporated into the Company’s supplier code of conduct, which is available on our supplier websites.  All suppliers of the Company are obligated to comply with the supplier code of conduct.

The Company established a system of controls to promote transparency over its conflict minerals supply chain by utilizing the Conflict Minerals Reporting Template, which is designed to facilitate the transfer of information through the supply chain regarding each mineral’s country of origin and the smelters and refiners being utilized for the mineral.  All completed Conflict Mineral Reporting Templates received from suppliers were stored electronically in a central location accessible to authorized employees involved in the due diligence process and will be retained in accordance with our document retention guidelines.  In addition, the Company’s internal audit department reviewed the due diligence process and results at multiple stages in the process.

Identification and Assessment of the Risks in the Company’s Supply Chain

Based on the knowledge of the senior executives in the supply chain organizations, the Company determined that all of the products manufactured or contracted to be manufactured and sold by the Company contained at least one of the Conflict Minerals.  As a result, the Company performed the following measures for the reporting period to identify and assess the risks in the Company’s supply chain.

•                  Identify All Company Suppliers.    The Company’s first-tier suppliers were identified by generating a report from the Company’s manufacturing and procurement systems of all vendors who supplied components or products between January 1, 2013 and December 31, 2013 that were used to manufacture products sold by the Company that  contained Conflict Minerals.  For components delivered to the Company by distributors, the manufacturer of the component (i.e., the supplier of the distributor or the Company’s second-tier supplier) was identified and added to the supplier list.  The supplier list was reviewed by three senior managers or directors in the supply chain department to ensure that each supplier met the appropriate criteria.  The suppliers appearing on the confirmed supplier list, each an in-scope supplier, was assigned to a supply chain department employee.

•                  Request Conflict Minerals Reporting Template.  The Company performed due diligence to identify the risks in its supply chain by utilizing the Conflict Minerals Reporting Template to determine, using good faith efforts, the smelters and refiners in its supply chain.  The Conflict Minerals Reporting Template requires suppliers to make representations regarding (i) the country of origin for the Conflict Minerals contained in the components or products it provides to the Company; (ii) whether such Conflict Minerals directly or indirectly finance armed conflict in the DRC; (iii) all of the smelters in the supplier’s supply chain for such Conflict Minerals; (iv) whether such smelters have been validated as in compliance with the Conflict Free Smelter Program; (v) whether the supplier has its own Conflict Minerals policy that requires its own direct suppliers to be conflict-free; and (vi) whether the supplier uses the Conflict Minerals Reporting Template with its own suppliers to gather similar information.

In the first quarter of 2014, the Company sent a letter and the Conflict Minerals Reporting Template to each in-scope supplier included on the confirmed supplier list.  The letter (i) reiterated the requirements of the Rule and its applicability to the Company, (ii) requested that each supplier complete the Conflict Minerals Reporting Template for all products supplied to the Company in 2013 and (iii) encouraged suppliers to use smelters which appeared on the Compliant Smelter List.  The Company contacted suppliers that did not respond to the Company’s request by the specified date and suppliers that submitted incomplete or inaccurate requests for follow-on discussions and to request additional information, as applicable.

•                  Compile and Assess Responses.  For the reporting period of January 1, 2013 to December 31, 2013, the Company identified approximately 356 in-scope suppliers.  As of May 23, 2014, the Company received responses from approximately 351, or 98.5%, of the in-scope suppliers, including completed Conflict Mineral Reporting Templates from 281, or approximately 83.6%, of the in-scope suppliers.

The Company relied on the completed Conflict Mineral Reporting Templates it received from its suppliers as the main source of documentation supporting the representations made by such suppliers regarding the source and chain of custody of relevant Conflict Minerals.

Design and Implementation of Strategies to Respond to Identified Risks

The members of the Company’s internal conflicts minerals team provided progress reports to the senior management of the Company, including the Company’s General Counsel and Chief Financial Officer, as well as the Audit Committee of the Company’s Board of Directors.  In light of the complexity of the Company’s and its suppliers’ supply chain, the Company is currently unable to adequately assess all of the risks in its supply chain.  Based on the results of the Company’s due diligence efforts for the reporting period of January 1, 2013 to December 31, 2013, the Company is in the process of designing and implementing a strategy to respond to risks identified in the supply chain.

Carry Out Independent Third-Party Audit of Smelter/Refiner Due Diligence Practices

Due to our position in the supply chain, the Company does not have a direct relationship with smelters and refiners, nor do we perform direct audits of these entities that provide our supply chain with the minerals that are contained in our Covered Products.  Instead, we rely upon industry efforts to influence smelters and refiners to get audited and become certified through the Conflict-Free Sourcing Initiative’s Conflict-Free Smelter Program.

Report Annually on Supply Chain Due Diligence

In accordance with the OECD Guidance and the Rule, this Conflict Minerals Report is available on our website at http://sats.client.shareholder.com/sec.cfm.

Due Diligence Results

Country of Origin of the Conflict Minerals in the Covered Products

Based on the information obtained by the Company during the due diligence process, the Company does not have sufficient information, with respect to the Covered Products, to determine the country of origin of the Conflict Minerals in the all Covered Products.  However, based on the information that has been obtained, to the extent reasonably determinable by the Company, with respect to the smelters and refineries identified by the Company, such countries of origin are believed to include, to the extent known, the Central African Republic and Rwanda.

Facilities Used to Process the Conflict Minerals in the Covered Products

Based on the information that was provided by the Company’s suppliers and otherwise obtained through the due diligence process, the Company was unable to identify with certainty, all of the facilities used to process the Conflict Minerals in the Covered Products.  However, based on the information that has been obtained, to the extent reasonably determinable by the Company, the facilities that were used to process the Conflict Minerals contained in the Covered Products are believed to include the smelters and refiners listed below, each of which is included on or sources from, smelters on the Conflict-Free Smelter Initiative certified smelter list:

Smelter	Metal
AVX	Tantalum
F&X Electro-Materials Ltd.	Tantalum
H.C. Starck Group	Tantalum
Malaysia Smelting Corporation	Tin
Ningxia Orient Tantalum Industry Co., Ltd.	Tantalum
Tantalite Resources	Tantalum
Ulba	Tantalum
Zhuzhou Cement Carbide	Tantalum

Steps to Be Taken to Mitigate Risk

We have taken, and intend to continue to take, steps to improve our due diligence processes and to minimize the risk that our necessary conflict minerals benefit armed groups. The Company plans to continue to engage with its suppliers to obtain current, accurate and complete information about the supply chain and will continue to improve its due diligence efforts to ensure responsible sourcing in compliance with the Policy. The Company will monitor and track the performance and efficiency of its due diligence efforts and will put in place procedures designed to incorporate any new risks into the risk management plan.  In addition, we currently expect to make conflict minerals reporting a contractual requirement for our suppliers.  We also plan to continue to encourage our suppliers to use conflict free smelters and refiners as capacity becomes available.